CONDENSED INTERIM
CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

For the Three Months Ended March 31, 2019 and 2018
(In United States Dollars)

ACREAGE HOLDINGS, INC.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		(Unaudited)
(in thousands)	Note	March 31, 2019	December 31, 2018
ASSETS
Cash and cash equivalents		$64,183	$104,943
Restricted cash		95	95
Short-term investments	6	74,822	149,090
Inventory	9	24,649	17,656
Biological assets	9	7,814	8,440
Short-term promissory notes receivable	7	8,329	3,114
Prepaid and other current assets		3,499	2,716
Total current assets		183,391	286,054
Long-term investments	6	4,027	3,844
Long-term promissory notes receivable	7	35,214	27,431
Capital assets, net	8	66,260	45,043
Intangible assets, net	5	239,778	153,953
Goodwill	5	40,137	32,116
Deferred acquisition costs and deposits	4	2,376	22,100
Other non-current assets		1,722	1,280
Total non-current assets		389,514	285,767
TOTAL ASSETS		$572,905	$571,821
LIABILITIES AND SHAREHOLDERS’ EQUITY
Accounts payable and accrued liabilities		$6,421	$5,337
Taxes payable	16	1,773	218
Interest payable	10	293	541
Short-term lease obligation	10	1,074	—
Current portion of debt	10	7,528	15,144
Other current liabilities		2,446	10,711
Total current liabilities		19,535	31,951
Long-term debt	10	486	491
Long-term lease obligation	10	11,708	—
Deferred tax liability	4	36,213	30,527
Other liabilities		1,069	1,129
Total non-current liabilities		49,476	32,147
TOTAL LIABILITIES		69,011	64,098
Share capital		545,907	529,903
Share reserve		99,972	89,262
Accumulated deficit		(259,284)	(235,261)
Shareholders' equity - parent	11	386,595	383,904
Non-controlling interests	11	117,299	123,819
TOTAL SHAREHOLDERS’ EQUITY		503,894	507,723
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		$572,905	$571,821
Approved on behalf of the Board on May 30, 2019:

“Kevin Murphy”	“Glen Leibowitz”
Chief Executive Officer	Chief Financial Officer

See accompanying notes to condensed interim consolidated financial statements

ACREAGE HOLDINGS, INC.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
(Unaudited)

		Three Months Ended March 31,
(in thousands, except per share amounts)	Note	2019	2018
Revenues, net		$12,897	$2,197
Cost of goods sold	9	(8,361)	(1,466)
Gross profit, excluding fair value items		4,536	731
Realized fair value amounts included in inventory sold	9	(2,549)	—
Unrealized fair value gain on growth of biological assets	9	6,602	533
Gross profit		8,589	1,264

OPERATING EXPENSES
General and administrative		8,894	1,775
Compensation expense	12	27,749	2,985
Marketing		801	204
Depreciation and amortization	5, 8, 9	1,420	10
Total operating expenses		38,864	4,974

Net operating loss		$(30,275)	$(3,710)

Income from investments, net	6	2,727	218
Interest income from promissory notes receivable	7	730	91
Interest expense	10	(511)	(1,550)
Change in fair market value of derivative liabilities	10	—	1,042
Other loss, net		(424)	(41)
Total other income (loss)		2,522	(240)

Net loss before income taxes		$(27,753)	$(3,950)

Income tax expense	16	(3,421)	(236)

Net loss and comprehensive loss		$(31,174)	$(4,186)

Less: net income (loss) and comprehensive income (loss) attributable to non-controlling interests		(7,151)	88

Net loss and comprehensive loss attributable to Acreage Holdings, Inc.		$(24,023)	$(4,274)

Net loss per share - basic and diluted:	13
Attributable to Acreage Holdings, Inc.		$(0.30)	$(0.09)
Attributable to non-controlling interests		(0.09)	0.01
Net loss per share - basic and diluted		$(0.39)	$(0.08)

Weighted average shares outstanding - basic and diluted	13	79,436	49,649

See accompanying notes to condensed interim consolidated financial statements

ACREAGE HOLDINGS, INC.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
(Unaudited)

				Attributable to shareholders of the parent
(in thousands)	Note	Legacy HSCP Units	Pubco Shares (as converted)	Share Capital	Share Reserve	Accumulated Deficit	Shareholders’ Equity	Non-controlling interests	Total Equity
December 31, 2017		49,350	—	$29,334	$120	$(9,321)	$20,133	$10,410	$30,543
Equity-based compensation expense	12	—		—	706	—	706	—	706
Class C profits interests vested	12	1,515	—	648	(648)	—	—	—	—
PIK units issued from reserve		25	—	120	(120)	—	—	—	—
Interest expense settled with PIK Class A units	10	—	—	—	357	—	357	—	357
Capital contributions, net		—	—	—	—	—	—	2,750	2,750
Purchase of non-controlling interests	11	—	—	—	—	(1,453)	(1,453)	953	(500)
Other equity transactions		—	—	—	—	(7)	(7)	—	(7)
Net income (loss)		—	—	—	—	(4,274)	(4,274)	88	(4,186)
March 31, 2018		50,890	—	$30,102	$415	$(15,055)	$15,462	$14,201	$29,663

December 31, 2018		—	78,632	$529,903	$89,262	$(235,261)	$383,904	$123,819	$507,723
Issuances for acquisitions/purchases	4, 5	—	211	3,948	—	—	3,948	4,000	7,948
Shares issued from reserve		—	335	3,759	(3,759)	—	—	—	—
NCI adjustments for changes in ownership	11	—	643	3,359	—	—	3,359	(3,359)	—
Other equity transactions		—	12	264	—	—	264	(10)	254
Equity-based compensation expense	12	—	—	—	21,922	—	21,922	—	21,922
Exercise/vesting of equity-based compensation, net	12	—	190	4,674	(7,453)	—	(2,779)	—	(2,779)
Net loss		—	—	—	—	(24,023)	(24,023)	(7,151)	(31,174)
March 31, 2019		—	80,023	$545,907	$99,972	$(259,284)	$386,595	$117,299	$503,894

See accompanying notes to condensed interim consolidated financial statements

ACREAGE HOLDINGS, INC.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)

		Three Months Ended March 31,
(in thousands)	Note	2019	2018
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss		$(31,174)	$(4,186)
Adjustments for:
Depreciation and amortization	5, 8, 9	1,420	10
Equity-settled expenses, including compensation		21,922	1,021
Change in fair market value of derivative liabilities	10	—	(1,042)
Change in fair market value of biological assets	9	(6,602)	(533)
Loss on sale of capital assets	8	13	—
Non-cash interest expense	10	405	1,122
Deferred tax expense		1,593	—
Non-cash income from investments, net		(2,182)	(38)
Non-cash miscellaneous income		—	(7)
Non-cash allowance on promissory notes receivable		516	—
Collection of interest		77	—
Change, net of acquisitions in:
Inventory		2,410	(6)
Biological assets		(1,555)	(163)
Other assets		(813)	80
Interest receivable		(1,230)	(91)
Accounts payable and accrued liabilities		559	(4,128)
Taxes payable		1,555	236
Interest payable		(248)	283
Other liabilities		129	(1,250)
Net cash used in operating activities		$(13,205)	$(8,692)
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of capital assets	8	$(8,300)	$(2,540)
Investments in promissory notes receivable	7	(8,322)	(525)
Collection of promissory notes receivable	7	2,835	250
Cash paid for long-term investments		—	(480)
Proceeds from sale of capital assets	8	162	—
Business acquisitions, net of cash acquired	4	(20,770)	—
Purchases of intangible assets	5	(56,497)	—
Deferred acquisition costs and deposits	4	(300)	(250)
Distributions from investments		—	49
Proceeds from short-term investments	6	74,768	—
Cash transferred from escrow		—	174
Net cash used in investing activities		$(16,424)	$(3,322)
CASH FLOWS FROM FINANCING ACTIVITIES:
Settlement of investor taxes withheld	11	$(2,779)	$—
Purchase of non-controlling interest	11	—	(400)
Repayment of debt	10	(7,621)	(5)
Payment of lease liabilities	10	(721)	—
Capital contributions (distributions) - non-controlling interests, net		(10)	2,750
Net cash provided by (used in) financing activities		$(11,131)	$2,345
Net decrease in cash		$(40,760)	$(9,669)
Cash and cash equivalents - Beginning of period		104,943	16,231
Cash and cash equivalents - End of period		$64,183	$6,562

See accompanying notes to condensed interim consolidated financial statements

ACREAGE HOLDINGS, INC.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)

	Three Months Ended March 31,
(in thousands)	2019	2018
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Interest paid	$354	$145
Income taxes paid	273	—
Deferred consideration paid for prior year acquisitions	6,500	—
Deferred consideration paid for prior year intangible purchases	2,750	—
OTHER NON-CASH INVESTING AND FINANCING ACTIVITIES:
Capital assets not yet paid for	$380	$—
Receipt of capital assets previously paid for	—	147
Capital assets not yet received	380	—
Issuance of 12 Subordinate Voting Shares ("SVS") for land	264	—

See accompanying notes to condensed interim consolidated financial statements

ACREAGE HOLDINGS, INC.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited, in thousands)

1.    NATURE OF OPERATIONS
Acreage Holdings, Inc. (the “Company”, “Pubco” or “Acreage”) was originally incorporated under the Business Corporations Act (Ontario) on July 12, 1989 as Applied Inventions Management Inc. On August 29, 2014, the Company changed its name to Applied Inventions Management Corp. The Company continued into British Columbia and changed its name to Acreage Holdings, Inc. on November 9, 2018. The Company’s Subordinate Voting Shares are listed on the Canadian Securities Exchange under the symbol “ACRG.U”, quoted on the OTCQX under the symbol “ACRGF” and traded on the Frankfurt Stock Exchange under the symbol “0VZ”. The Company owns, manages and operates cannabis cultivation facilities, dispensaries and other cannabis-related companies across the United States (“U.S.”).
High Street Capital Partners, LLC, doing business as Acreage Holdings (“HSCP”), a Delaware limited liability company, was formed on April 29, 2014. The Company became the indirect parent of HSCP on November 14, 2018 in connection with a reverse takeover transaction.
The comparative amounts presented for the three months ended March 31, 2018 are those of HSCP.
The Company’s corporate office and principal place of business is located at 366 Madison Avenue, 11th Floor, New York, New York in the U.S. The Company’s registered and records office address is Suite 2800, Park Place, 666 Burrard Street, Vancouver, British Columbia in Canada.
2.    BASIS OF PREPARATION
Statement of compliance
The Company’s unaudited condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34 - Interim Financial Reporting. These unaudited condensed interim consolidated financial statements do not include all notes of the type normally included within the annual financial report and should be read in conjunction with the audited financial statements of the Company for the year ended December 31, 2018, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and Interpretations of the IFRS Interpretations Committee.
Basis of measurement
These unaudited condensed interim consolidated financial statements have been prepared on the going concern basis, under the historical cost convention except for certain financial instruments that are measured at fair value and investments recorded using the equity method of accounting.
Functional and presentation currency
The unaudited condensed interim consolidated financial statements and the accompanying notes are expressed in U.S. dollars. Financial metrics are presented in thousands. Other metrics, such as shares outstanding, are presented in thousands unless otherwise noted.
Basis of consolidation
Subsidiaries are entities controlled by the Company. Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an entity and expose itself to the variable returns from the entity’s activities. The unaudited condensed interim consolidated financial statements include the results of subsidiaries’ operations from the date that control commences until the date that control ceases. The Company’s significant consolidated subsidiaries are listed below, and are owned 100% by the Company unless otherwise noted:

ACREAGE HOLDINGS, INC.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited, in thousands)

Legal Entity Name	Entity Type	State of Operation

Acreage Holdings America, Inc. (“USCo”)	Holding company	n/a
Acreage Holdings WC, Inc. (“USCo2”) (1)	Holding company	n/a
High Street Capital Partners, LLC (“HSCP”) (1):	Holding company	NY
New England:
D&B Wellness, LLC (“D&B”)	Dispensary	CT
Prime Wellness of Connecticut (“PWCT”)	Dispensary	CT
Thames Valley Apothecary, LLC (“Thames Valley”)	Dispensary	CT
Prime Wellness Center, Inc. (“PWC”)	Dispensary/Cultivation	MA
MA RMD SVCS, LLC (“MA RMDS”)	Management company	MA
South Shore BioPharma, LLC (“SSBP”)	Management company	MA
The Wellness & Pain Management Connection LLC (“WPMC”) (2)	Management company	ME
Prime Alternative Treatment Care Consulting, LLC (“PATCC”)	Management company	NH
West:
Cannabliss:
22nd & Burn, Inc.	Dispensary	OR
East 11th, Inc.	Dispensary	OR
The Firestation 23, Inc.	Dispensary	OR
HSCP Oregon, LLC (“HSCP Oregon”)	Dispensary/Cultivation	OR
HSRC NorCal, LLC (“NorCal”)	Management company	CA
Mid-Atlantic:
NYCANNA, LLC (“NYCANNA”)	Dispensary/Cultivation	NY
Maryland Medicinal Research & Caring, LLC (“MMRC”)	Dispensary	MD
Prime Wellness of Pennsylvania, LLC (“PWPA”)	Cultivation	PA
Midwest:
HSC Solutions, LLC (“HSC”)	Investment company	NY
NCC Real Estate, LLC (“NCCRE”) (3)	Real estate	IL
In Grown Farms 2, LLC (“IGF”)	Cultivation	IL
NCC, LLC (“NCC”)	Dispensary	IL
South:
Acreage Florida, Inc. (f/k/a Nature’s Way Nursery of Miami, Inc.) (“Acreage Florida”)	Dispensary/Cultivation	FL
(1) See Note 11 for further information.
(2) 97% owned by the Company.
(3) 33.33% owned by the Company.
Intercompany balances, and any unrealized gains and losses or income and expenses arising from transactions with subsidiaries, are eliminated. Unrealized losses are eliminated to the extent of the gains, but only to the extent that there is no evidence of impairment.
Non-controlling interests (“NCI”)
Non-controlling interests represent ownership interests in consolidated subsidiaries by parties that are not shareholders of Pubco. They are shown as a component of total equity in the unaudited Condensed Interim Consolidated Statements of Financial Position, and the share of income (loss) attributable to non-controlling interests is shown as a component of net income (loss) in the

ACREAGE HOLDINGS, INC.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited, in thousands)

unaudited Condensed Interim Consolidated Statements of Operations. Changes in the parent company’s ownership that do not result in a loss of control are accounted for as equity transactions.
3.    SIGNIFICANT ACCOUNTING POLICIES
These unaudited condensed interim consolidated financial statements should be read in conjunction with the audited financial statements of the Company for the years ended December 31, 2018 and 2017. The Company implemented the following additional policies beginning January 1, 2019:
Leases
The Company adopted IFRS 16 - Leases (“IFRS 16”) on January 1, 2019. IFRS 16 introduced a single on-balance sheet accounting model for lessees which replaced IAS 17 - Leases (“IAS 17”). Leasing activity for the Company typically involves the leases of land or buildings to operate cannabis dispensaries, processing or cultivation facilities or corporate offices.
The Company previously classified leases as either operating or finance leases from the perspective of the lessee. Under IFRS 16, the Company recognizes right-of-use assets and lease liabilities for most leases. The Company adopted IFRS 16 using the modified retrospective cumulative catch-up approach beginning on January 1, 2019. Under this approach, the Company did not restate its comparative amounts and recognized a right-of-use asset equal to the present value of the future lease payments. The Company elected to apply the practical expedient to only transition contracts which were previously identified as leases under IAS 17, and also elected to not recognize right-of-use assets and lease liabilities for leases of low-value assets.
Right-of-use assets and lease liabilities of $12,575 were recorded as at January 1, 2019, with no net impact on retained earnings. When measuring lease liabilities, the Company discounted lease payments using its incremental borrowing rate at January 1, 2019. The weighted-average rate applied was 11.9%. Refer to Note 8 and Note 10 for discussion on the impact for the three months ended March 31, 2019.
The following table reconciles the Company’s operating lease obligations as at December 31, 2018, as previously disclosed in the Company’s consolidated financial statements, to the lease obligations recognized on initial application of IFRS 16 at January 1, 2019:

Operating lease commitments as at December 31, 2018	$12,075

Discounted using the Company’s incremental borrowing rate as at January 1, 2019	$8,235
Extension options reasonably certain to be exercised	4,340
Total lease liabilities recognized at January 1, 2019	$12,575
Policy applicable from January 1, 2019
At inception of a contract, the Company assesses whether a contract is, or contains, a lease, depending on if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. The Company recognizes a right-of-use asset, initially measured at cost and subsequently depreciated using the straight-line method over the shorter of the asset’s useful life (determined on the same basis as capital assets) or the end of the lease term. A corresponding lease liability is recognized, initially measured at the present value of the future lease payments (which include payments under extension options that the Company is reasonably certain to exercise), discounted using the interest rate implicit in the lease or, if not readily determinable, the Company’s incremental borrowing rate. Generally, the Company uses its incremental borrowing rate as the discount rate. The lease liability is subsequently measured at amortized cost using the effective interest method.
The right-of-use asset is periodically reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability. The lease liability is remeasured when there is a change in future lease payments resulting from a change in index or rate or if the Company changes its assessment of whether it will exercise an option to extend, purchase or terminate. Should the corresponding right-of-use asset have been reduced to zero when the lease liability is remeasured, the adjustment would be recorded through profit or loss.
The Company has exercised judgment to determine both the applicable discount rate as well as the lease term for lease contracts that contain renewal options. The discount rate used is based on the Company’s incremental borrowing rate and is risk-adjusted based on a variety of factors, such as location and planned use. The assessment of whether the Company is reasonably certain to exercise renewal options impacts the lease term, which directly affects the amount of right-of-use assets and lease liabilities recognized.

ACREAGE HOLDINGS, INC.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited, in thousands)

The Company has elected not to recognize right-of-use assets and lease liabilities for leases of low-value assets. The Company recognizes the lease payments associated with these leases as an expense on a straight-line basis over the lease term.
4.    ACQUISITIONS
During the three months ended March 31, 2019, the Company completed the following acquisitions, and has allocated each purchase price as follows. There were no acquisitions completed during the three months ended March 31, 2018.

Purchase Price Allocation	Thames Valley (1)	NCC (2)	Total
Assets acquired:
Cash and cash equivalents	$106	$696	$802
Inventory	39	170	209
Other current assets	1	36	37
Capital assets, net	—	539	539
Goodwill	3,594	4,427	8,021
Intangible assets - cannabis licenses	14,850	2,500	17,350
Other non-current assets	—	25	25
Liabilities assumed:
Accounts payable and accrued liabilities	(121)	(24)	(145)
Other current liabilities	—	(621)	(621)
Deferred tax liability	(3,397)	(696)	(4,093)
Other liabilities	—	(175)	(175)
Fair value of net assets acquired	$15,072	$6,877	$21,949

Consideration paid:
Cash	$15,072	$—	$15,072
Deferred acquisition costs and deposits	—	100	100
Subordinate Voting Shares	—	3,948	3,948
Settlement of pre-existing relationship	—	830	830
FMV of previously held interest	—	1,999	1,999
Total consideration	$15,072	$6,877	$21,949

Subordinate Voting Shares issued	—	211	211
The consideration has been allocated to the assets acquired and liabilities assumed based on their estimated fair values at the date of acquisition. The purchases have been accounted for by the acquisition method, with the results included in the Company’s net earnings from the date of acquisition. The primary purpose of these acquisitions was to continue to build a diversified portfolio of assets in the U.S. cannabis sector. The goodwill recognized in these acquisitions represents expected synergies associated with the acquisition such as the benefits of assembled workforces, expected earnings and future market development. These benefits were not recognized separately from goodwill because they do not meet the recognition criteria for identifiable intangible assets.
The fair value of the assets acquired and the liabilities assumed have been determined on a provisional basis utilizing information available at the time of the acquisition. Additional information is being gathered to finalize these provisional measurements, particularly with respect to intangible assets, goodwill, working capital, and deferred income taxes. Accordingly, the measurement of assets acquired and liabilities assumed may change upon finalization of the Company’s valuation and completion of the purchase price allocation, both of which are expected to occur no later than one year from the acquisition date.
SVS issued were valued based on the market price on the transaction date.

ACREAGE HOLDINGS, INC.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited, in thousands)

(1) On January 29, 2019, the Company acquired all interests in Thames Valley, a dispensary license holder in Connecticut.
(2) On March 4, 2019, the Company acquired the remaining 70% ownership interest in NCC. The market price used in valuing SVS issued was $18.70. As a result of this acquisition, the previously held interest in NCC was re-measured from $1,000 to $1,999, resulting in a gain of $999, which was recorded in Income from investments, net in the unaudited Condensed Interim Consolidated Statements of Operations during the three months ended March 31, 2019.
The settlement of pre-existing relationship included in the transaction price includes a $550 promissory note receivable (refer to Note 7) as well as an amount receivable of $280 which was previously recorded in Other current assets in the unaudited Condensed Interim Consolidated Statements of Financial Position. The carrying value of these amounts approximated their fair value.
Deferred acquisition costs and deposits
The Company makes advance payments and deposits to certain acquisition targets for which the transfer is pending certain regulatory approvals prior to the acquisition date.
As at March 31, 2019 and December 31, 2018, the Company had the following deferred acquisition costs and deposits, which are expected to be offset against the consideration payable for the related future purchases:

Acquisition Target	March 31, 2019	December 31, 2018
Acreage Florida (1)	$—	$12,000
Form Factory, Inc. (“Form Factory”) (2)	2,076	10,000
Deposit on capital asset purchase	300	—
NCC	—	100
Deferred acquisition costs and deposits	$2,376	$22,100
(1) Upon closing of the Company’s purchase of Acreage Florida during the three months ended March 31, 2019, the deferred acquisition cost was included with the consideration paid. Refer to Note 5.
(2) Form Factory drew down on the Company’s deferred acquisition deposit during the three months ended March 31, 2019. Refer to Note 7.
5.    INTANGIBLE ASSETS AND GOODWILL
A reconciliation of the beginning and ending balances of goodwill and intangible assets for the three months ended March 31, 2019 is below. There was no activity for the comparable prior year period.

Intangible Assets and Goodwill	Licenses	Management Contracts	Accumulated Amortization	Total Intangible Assets, net	Goodwill
	$88,697	$68,384	$(3,128)	$153,953	$32,116
Acreage Florida (1)	69,136	—	—	69,136	—
Assets acquired through business combinations (2)	17,350	—	—	17,350	8,021
Amortization expense	—	—	(661)	(661)	—
March 31, 2019	$175,183	$68,384	$(3,789)	$239,778	$40,137
Amortization expense recorded during the three months ended March 31, 2019 and 2018 was $661 and $0, respectively. The net book value of management contracts was $64,595 and $65,256 as at March 31, 2019 and December 31, 2018, respectively. Cannabis licenses are not amortized.
(1) On January 4, 2019, the Company purchased a vertically-integrated license in Florida to operate a cultivation and processing facility and up to 30 medical cannabis dispensaries by acquiring all interests in Acreage Florida. Total consideration of $69,747 included: (i) $53,747 in cash, (ii) $12,000 of previously-paid deferred acquisition costs and (iii) $4,000 in HSCP units (198 units). The HSCP units issued were valued based on the market price of SVS (for which HSCP units are convertible) at the transaction date, which was $20.20 per share. In addition to the intangible asset purchased, the Company also acquired $361 of

ACREAGE HOLDINGS, INC.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited, in thousands)

equipment, recorded in Capital assets, net and a $250 surety bond, recorded in Other non-current assets in the unaudited Condensed Interim Consolidated Statements of Financial Position. The Company determined the purchase did not qualify as a business combination as Acreage Florida was not operational at the time of purchase.
(2) The Company obtained several intangible assets in connection with various business acquisitions. Refer to Note 4 for further details.
6.    INVESTMENTS
The carrying values of the Company’s investments in the unaudited Condensed Interim Consolidated Statements of Financial Position as at March 31, 2019 and December 31, 2018 are as follows:

Investments	March 31, 2019	December 31, 2018
Total short-term investments	$74,822	$149,090

Investments in private entities	$4,027	$2,869
Investments in associates	—	975
Total long-term investments	$4,027	$3,844
During the three months ended March 31, 2019, short-term investments in U.S. Treasury bills in the amount of $74,768 matured.
Income from investments, net in the unaudited Condensed Interim Consolidated Statements of Operations during the three months ended March 31, 2019 and 2018 is as follows:

Income From Investments, net	Three Months Ended March 31,
	2019	2018
Short-term investments	$500	$—
Investments in private entities	1,203	180
Investments in associates	1,024	38
Total	$2,727	$218
Short-term investments
The Company has investments in U.S. Treasury bills which are measured at amortized cost. These range in original maturity from three to six months, and bear interest ranging from 2.2% - 2.4%. The Company also holds U.S. Treasury bills with original maturities less than three months within Cash and cash equivalents in the unaudited Condensed Interim Consolidated Statements of Financial Position. The balances of cash equivalents as at March 31, 2019 and December 31, 2018 were $0 and $34,983, respectively.
Investments in private entities
The Company’s investments in private entities as at March 31, 2019 and December 31, 2018 are as follows:

Entity Name	Entity Type	State*	Carrying Value		Ownership Interests
			March 31, 2019	December 31, 2018	March 31, 2019	December 31, 2018
Dixie Brands, Inc. (“Dixie”) (1)	Consumer products	CO	3,475	2,317	3%	3%
Kalyx Development, Inc. (2)	Real estate development	NY	552	552	9%	9%
			$4,027	$2,869
* Corporate headquarters

ACREAGE HOLDINGS, INC.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited, in thousands)

(1) The Company’s investment in Dixie is classified as Level 1 in the fair value hierarchy. The Company adjusts its carrying value based on the stock price at the balance sheet date.
(2) The Company’s investment in Kalyx is classified as Level 3 in the fair value hierarchy. The Company reviewed investment-specific financial information provided by the investee and determined no material change to the investment’s fair value was necessary.
Investments in associates
The Company’s investments in associates as at March 31, 2019 and December 31, 2018, are as follows:

Entity Name	Entity Type	State*	Carrying Value		Ownership Interests
			March 31, 2019	December 31, 2018	March 31, 2019	December 31, 2018
NCC (1)	Dispensary	IL	—	975	100%	30%
			$—	$975
* Corporate headquarters
(1) The Company acquired the remaining ownership interests in NCC during the three months ended March 31, 2019 and recognized a gain on the previously held interest. Refer to Note 4 for further information.

ACREAGE HOLDINGS, INC.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited, in thousands)

7.     PROMISSORY NOTES RECEIVABLE
The Company’s promissory notes receivable balances consist of the following:

Promissory Notes Receivable Balances	March 31, 2019	December 31, 2018
Promissory notes receivable, gross	$44,059	$30,545
Allowance for expected credit losses	(516)	—
Total promissory notes receivable, net	43,543	30,545
Less: short-term portion of promissory notes receivable	8,329	3,114
Total long-term promissory notes receivable	$35,214	$27,431
The Company recognized an impairment for expected credit losses of $516 during the three months ended March 31, 2019 in Other loss in the unaudited Condensed Interim Consolidated Statements of Operations to account for expected credit losses (“ECLs”). As the credit risk of the underlying assets has not increased significantly since initial recognition, the Company measured its loss allowance equal to the 12-month expected credit loss. 12‑month probabilities of default are based on published historical data supplied by major credit rating agencies. Loss given default parameters reflected a recovery rate of 62.3%, and the probability of default rate used was 2.44% as at March 31, 2019. Refer to Note 17 for further discussion.
A reconciliation of the beginning and ending balances of the Company’s promissory notes receivable is presented below:

Promissory Notes Receivable Rollforward	Principal
	TGS (i)	SFN (ii)	CWG (iii)	Lines of Credit (iv)	Other (v)	Interest Receivable	Total
December 31, 2017	$1,800	$3,100	$—	$220	$1,456	$411	$6,987
Principal additions	—	—	—	425	100	—	525
Interest earned	—	—	—	—	—	91	91
Payments	—	—	—	—	(250)	—	(250)
March 31, 2018	$1,800	$3,100	$—	$645	$1,306	$502	$7,353

December 31, 2018	$—	$—	$4,587	$19,671	$3,662	$2,625	$30,545
Principal additions	—	—	734	15,512	—	—	16,246
Interest earned	—	—	—	—	—	858	858
Settlement of pre-existing relationship (vi)	—	—	—	—	(550)	(128)	(678)
Payments	—	—	(125)	—	(2,710)	(77)	(2,912)
March 31, 2019	$—	$—	$5,196	$35,183	$402	$3,278	$44,059
(i) Interest income related to a promissory note receivable from TGS National Holdings, LLC totaled $27 during the three months ended March 31, 2018.
(ii) Interest income related to promissory notes receivable from San Felasco Nurseries, LLC (“SFN”) totaled $28 during the three months ended March 31, 2018.
(iii) On October 28, 2018, the Company acquired a promissory note receivable from CWG Botanicals, Inc. (“CWG”), the license holder managed by NorCal. The note bears interest at a rate of 8% per annum and matures in December 2021. Interest income totaled $92 during the three months ended March 31, 2019.
(iv) The Company provides revolving lines of credit to several entities under management services agreements. The relevant terms and balances are detailed below.

ACREAGE HOLDINGS, INC.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited, in thousands)

Lines of Credit					Interest Income for the
			Balance as at		Three Months Ended March 31,
Counterparty	Maximum Obligation	Interest Rate	March 31, 2019	December 31, 2018	2019	2018
Greenleaf (a)	$24,000	5.5%	$11,243	$7,030	$107	$—
Form Factory (b)	8,000	10%	7,924	—	80	—
Compassionate Care Foundation, Inc. (“CCF”) (c)	12,500	18%	5,828	5,616	255	—
Prime Alternative Treatment Center, Inc. (d)	4,650	15%	4,650	4,650	172	—
Patient Centric of Martha’s Vineyard, Ltd. (“PCMV”) (e)	4,000	15%	3,714	856	79	—
Health Circle, Inc. (f)	8,000	15%	1,824	1,519	61	23
Total			$35,183	$19,671	$754	$23
(a) During the year ended December 31, 2018, the Company extended lines of credit to its managed entities Greenleaf Apothecaries, LLC, Greenleaf Therapeutics, LLC and Greenleaf Gardens, LLC (together “Greenleaf”), which mature in June 2023.
(b) During the three months ended March 31, 2019, Form Factory, a company with which Acreage has a definitive agreement to purchase, drew down against a line of credit established during negotiations. In April 2019, the acquisition of Form Factory closed, and the outstanding line of credit balance and deferred acquisition deposit were settled as part of the consideration transferred.
(c) In September 2018, the Company entered into a management agreement to provide certain advisory and consulting services to CCF for a monthly fee based on product sales. As a result, the existing loan balance converted into the first advance on a revolving credit facility. Upon certain changes in New Jersey state laws, the management agreement would terminate and any outstanding obligations on the line of credit are convertible to an ownership interest in CCF. This line of credit is held at FVTPL due to the conversion feature, which the Company determined to be immaterial as at March 31, 2019. The fair value was assessed using the present value of future cash flows, and no change was made during the three months as the total carrying value plus accrued interest as at March 31, 2019 approximates fair value. A 2% increase in market interest rates would result in approximately a $500 decrease in the line of credit’s fair value. The line of credit matures in May 2023.
(d) Prime Alternative Treatment Center, Inc. is a non-profit license holder in New Hampshire managed by the Company’s consolidated subsidiary PATCC. The line of credit matures in August 2022.
(e) In November 2018, the Company entered into a management services agreement with PCMV. Upon certain changes in Massachusetts state laws, the management agreement would become convertible to an ownership interest in PCMV. No contingent assets were recognized as part of this transaction. The line of credit matures in November 2023.
(f) Health Circle, Inc. is a non-profit license holder in Massachusetts managed by the Company’s consolidated subsidiary MA RMDS. The line of credit matures in November 2032.
(v) Primarily represents outstanding notes due from entities to which the Company provides management services as well as related parties. The interest rates on the notes range from 6-20%. Interest income on the notes amounted to $12 and $13 during the three months ended March 31, 2019 and 2018, respectively.
Payments received during the three months ended March 31, 2019 primarily represent repayments of the note receivable established in connection with the Company’s withdrawal as manager from Florida Wellness, LLC, a consolidated entity in which the Company owned 44%, which owned 15% of SFN. The balance outstanding as at March 31, 2019 primarily represents a loan to the entity managed by consolidated subsidiary WPMC.
(vi) During the three months ended March 31, 2019, the Company settled a pre-existing relationship in the form of a loan with NCC and applied the principal balance to the purchase price. Refer to Note 4 for further detail. The interest receivable on the

ACREAGE HOLDINGS, INC.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited, in thousands)

promissory note receivable was written off within Interest income from promissory notes receivable in the unaudited Condensed Interim Consolidated Statements of Operations.
8.    CAPITAL ASSETS, NET
A reconciliation of the beginning and ending balances of capital assets and accumulated depreciation during the three months ended March 31, 2019 is as follows:

	Land	Building	ROU Assets (1)	Construction in Progress	Furniture, Fixtures and Equipment	Leasehold Improvements	Total
Capital assets, gross
December 31, 2018	$6,241	$14,364	$—	$5,569	$8,156	$12,115	$46,445
Additions	2,456	1,260	140	774	2,005	2,069	8,704
Acquisitions	—	—	—	—	428	472	900
Disposals/Other (1)	—	—	12,958	(142)	(191)	142	12,767
March 31, 2019	$8,697	$15,624	$13,098	$6,201	$10,398	$14,798	$68,816

Accumulated depreciation
December 31, 2018	$—	$(259)	$—	$—	$(444)	$(699)	$(1,402)
Depreciation (2)	—	(78)	(514)	—	(268)	(310)	(1,170)
Disposals	—	—	—	—	16	—	16
March 31, 2019	$—	$(337)	$(514)	$—	$(696)	$(1,009)	$(2,556)

Capital assets, net
December 31, 2018	$6,241	$14,105	$—	$5,569	$7,712	$11,416	$45,043
March 31, 2019	8,697	15,287	12,584	6,201	9,702	13,789	66,260
(1) A right-of-use asset of $12,575 was recognized at January 1, 2019 in connection with the adoption of IFRS 16. Refer to Note 3 and Note 10 for further information. In addition to the ROU assets recorded at January 1, 2019 as discussed in Note 3, the Company entered into a 99-year land lease in late 2018 which was not included in operating lease commitments as at December 31, 2018. The right-of-use asset recognized was $383, with an annual payment of $50.
Substantially all of the Company’s ROU assets pertain to building leases. ROU assets pertaining to land leases had a net book value of $451 as at March 31, 2019. Rent expense pertaining to low-value leases during the three months ended March 31, 2019 was not material. The Company has ROU assets ranging in term from five months to 99 years.
(2) Depreciation for the three months ended March 31, 2019 includes $411 that was capitalized to biological assets and inventory.

ACREAGE HOLDINGS, INC.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited, in thousands)

A reconciliation of the beginning and ending balances of capital assets and accumulated depreciation during the three months ended March 31, 2018 is as follows:

	Land	Building	Construction in Progress	Furniture, Fixtures and Equipment	Leasehold Improvements	Total
Capital assets, gross
December 31, 2017	$610	$484	$9,764	$160	$78	$11,096
Additions	—	1,637	468	403	179	2,687
Disposals/Other	—	7,181	(7,959)	778	—	—
March 31, 2018	$610	$9,302	$2,273	$1,341	$257	$13,783

Accumulated depreciation
December 31, 2017	$—	$(34)	$—	$(5)	$(18)	$(57)
Depreciation (1)	—	(43)	—	(26)	(1)	(70)
March 31, 2018	$—	$(77)	$—	$(31)	$(19)	$(127)
(1) Depreciation for the three months ended March 31, 2018 includes $60 that was capitalized to biological assets and inventory.
Rent expense for operating leases during the three months ended March 31, 2018 was $205.
9.    INVENTORY AND BIOLOGICAL ASSETS
As at March 31, 2019 and December 31, 2018 inventory consists of:

	March 31, 2019	December 31, 2018
Retail inventory	$1,722	$1,101
Cultivation inventory	22,204	16,047
Supplies & other	723	508
Total	$24,649	$17,656
In the unaudited Condensed Interim Consolidated Statements of Operations for the three months ended March 31, 2019 and 2018, the Company recognized $8,361 and $1,466, respectively, of Cost of goods sold and $2,549 and $0, respectively, of Realized fair value amounts included in inventory sold, respectively, for a total of $10,910 and $1,466, respectively, of inventory expensed to cost of goods sold.
A reconciliation of the beginning and ending balances of biological assets for the three months ended March 31, 2019 and 2018 is as follows:

	Three Months Ended March 31,
	2019	2018
Beginning balance	$8,440	$—
Production cost capitalized	1,555	163
Depreciation cost capitalized	411	60
Changes in fair value less costs to sell due to biological transformation	6,602	533
Transferred to inventory upon harvest	(9,194)	—
Ending balance	$7,814	$756
The Company values its biological assets at the end of each reporting period at fair value less costs to sell. This is determined using a valuation model to estimate the expected harvest yield per plant applied to the estimated price per gram less processing and selling costs. This model also considers the progress in the plant life cycle and the fail rate at each respective stage.

ACREAGE HOLDINGS, INC.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited, in thousands)

Management has made the following estimates in the valuation model during the three months ended March 31, 2019 and 2018. Estimates for the three months ended March 31, 2018 are included in parentheses:

•	The average number of weeks in the growing cycle is 19 (17) weeks from propagation to harvest;

•	The average harvest yield of whole flower is 219 (172) grams per plant; and

•	The average selling price, which is determined by estimating the wholesale value of cannabis on a state-by-state basis, is $9 ($9) per gram.
The estimates of growing cycle, harvest yield, and costs per gram are based on the Company's historical results.
These inputs are level 3 on the fair value hierarchy, and are subject to volatility and several uncontrollable factors, which could significantly affect the fair value of biological assets in future periods. The sensitivity of the fair value of biological assets outstanding as at March 31, 2019 to a 10% change in each input is as follows:

•	A 10% increase in the length of the average grow cycle would result in a $742 decline in fair value.

•	A 10% decrease in the average harvest yield per plant would result in a $855 decline in fair value.

•	A 10% decrease in average selling price would result in a $1,442 decline in fair value.
As at March 31, 2019, the biological assets were on average, 51% complete and would yield approximately 2,503 pounds of cannabis.
10.    DEBT
The Company’s debt balances consist of the following:

Debt Balances	March 31, 2019	December 31, 2018
NCCRE loan	$507	$511
Seller’s notes	7,507	15,124
Total debt	8,014	15,635
Less: current portion of debt	7,528	15,144
Total long-term debt	$486	$491

ACREAGE HOLDINGS, INC.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited, in thousands)

A reconciliation of the beginning and ending balances of the Company’s debt is presented below:

Debt Rollforward	Convertible Notes	NCCRE Loan	Seller's Notes	Total Debt
December 31, 2017	$27,087	$531	$—	$27,618
Accretion	765	—	—	765
Principal payments	—	(5)	—	(5)
March 31, 2018	$27,852	$526	$—	$28,378

December 31, 2018	$—	$511	$15,124	$15,635
Principal payments	—	(4)	(7,617)	(7,621)
March 31, 2019	$—	$507	$7,507	$8,014

The interest expense related to the Company’s debt during the three months ended March 31, 2019 and 2018 consists of the following:

Interest Expense	Three Months Ended March 31,
	2019	2018
Convertible notes:
Cash interest	$—	$425
PIK interest	—	357
Accretion (1)	—	765
Convertible note interest	$—	$1,547
NCCRE loan	5	3
Seller’s notes	101	—
Interest expense on lease liability	405	—
Total interest expense	$511	$1,550
(1) Accretion includes amortization of the discount related to the original issue discount, warrant, conversion option and certain issuance costs allocated to convertible debt.
Senior secured convertible notes
In 2017, HSCP issued senior secured convertible notes (“convertible notes”), which contained a conversion option that was mandatorily triggered upon a public offering event. The conversion option was classified as a derivative liability and recognized at FVTPL. In connection with the issuance of the convertible notes, the Company issued warrants, which were also classified as a derivative liability and recognized at FVTPL, as the number of units to be issued was not fixed at issuance and would be determined by the price per unit at the time of a public offering event. Interest payable on the outstanding principal accrued at a rate of 10% per annum, payable quarterly in cash or additional Class A membership units of HSCP, at the election of the holders of the Notes.
A reconciliation between the beginning and ending balances of the Company’s derivative liabilities is presented below. There was no activity in the comparable current year period due to the conversion and subsequent reclassification to equity upon RTO.

Derivative Liability Rollforward	Conversion Option	Warrants	Total
December 31, 2017	$1,159	$1,738	$2,897
Change in fair market value of derivative liabilities	(417)	(625)	(1,042)
March 31, 2018	$742	$1,113	$1,855

ACREAGE HOLDINGS, INC.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited, in thousands)

The fair value of the conversion options and warrants above were calculated using a Black-Scholes model with a Monte Carlo simulation with the following assumptions:

Derivative Valuation Assumptions	March 31, 2018
Risk-free rate	2.16%
Expected dividend yield	—%
Expected term (in years)	1.15
Volatility	74%
Volatility was estimated by using the average historical volatility of a representative peer group of publicly traded cannabis companies. The expected term represents the period of time the warrants issued are expected to be outstanding. The risk-free rate is based on U.S. Treasury bills with a remaining term equal to the expected term of the warrants.
NCCRE loan
NCCRE, which is owned by the Company’s consolidated subsidiary HSC, entered into a $550 secured loan with a financial institution for the purchase of a building in Rolling Meadows, Illinois in December 2016. The building is leased to NCC. The promissory note payable carries a fixed interest rate of 3.7% and is due in December 2021.
Seller’s notes
The Company issued Seller’s notes payable in connection with several transactions in fiscal 2018, bearing interest at rates ranging from 3.5% to 10%. Substantially all of these notes became due upon completion of the RTO, with the remainder payable within twelve months.
Lease liabilities
The following table presents the contractual undiscounted cash flows for lease obligations as at March 31, 2019:

Undiscounted lease obligations	March 31, 2019
Less than one year	$2,494
One to five years	8,360
Greater than five years	15,660
Total undiscounted lease obligations	$26,514
Lease liabilities included in the Statement of Financial Position at March 31, 2019:
Short-term	$1,074
Long-term	11,708
There are no variable lease payments which are not included in the measurement of lease obligations. All extension options that are reasonably certain to be exercised have been included in the measurement of lease obligations. The Company reassesses the likelihood of extension option exercise if there is a significant event or change in circumstances within its control.
11.    SHAREHOLDERS’ EQUITY and NON-CONTROLLING INTERESTS
The table below details the change in Company shares outstanding by class:

Shareholders’ Equity	Subordinate Voting Shares	Subordinate Voting Shares Held in Treasury	Proportionate Voting Shares (as converted)	Multiple Voting Shares	Total Shares Outstanding
December 31, 2018	21,471	(842)	57,835	168	78,632
Issuances	688	—	60	—	748
NCI conversions	643	—	—	—	643
PVS conversions	21,472	—	(21,472)	—	—
March 31, 2019	44,274	(842)	36,423	168	80,023

ACREAGE HOLDINGS, INC.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited, in thousands)

Warrants
As a result of the RTO transaction, the Company issued warrants to purchase Subordinate Voting Shares to certain investors and brokers. Refer to Note 10 for further information. As at March 31, 2019 and December 31, 2018, there were 2,259 warrants outstanding. The exercise price of all warrants outstanding is $25 per share, and the weighted-average remaining contractual life of the warrants outstanding is approximately 2.4 years.
Non-controlling interests - convertible units
The Company has NCIs in consolidated subsidiaries USCo2 and HSCP. The non-voting shares of USCo2 and HSCP units make up substantially all of the NCI balance as at March 31, 2019 and are convertible for either one Subordinate Voting Share of Pubco or cash, as determined by the Company. Summarized financial information of HSCP is presented below. USCo2 does not have discreet financial information separate from HSCP.

HSCP net asset reconciliation	March 31, 2019
Current assets	$183,391
Non-current assets	381,713
Current liabilities	(17,795)
Non-current liabilities	(13,263)
Other NCI balances (see Note 2)	(1,114)
Accumulated equity-based compensation	(76,590)
Net assets	$456,342
HSCP/USCo2 ownership % of HSCP at 3/31/2019	25.46%
Net assets allocated to USCo2/HSCP	$116,185
Net assets attributable to other NCIs (see Note 2)	1,114
Total NCI	$117,299
HSCP Summarized Statement of Operations	Three Months Ended March 31, 2019
Revenue	$12,897
Net loss allocable to HSCP/USCo2	$(27,881)
HSCP/USCo2 weighted average ownership % of HSCP for the three months	25.63%
Net loss allocated to HSCP/USCo2	$(7,146)
Net loss allocated to other NCIs (see Note 2)	(5)
Net loss attributable to NCIs	$(7,151)
As at March 31, 2019, USCo2 owned approximately 1.32% of HSCP units. USCo2’s capital structure is comprised of voting shares (approximately 41%), all of which are held by the Company, and of non-voting shares (approximately 59%) held by certain former HSCP members. Certain executive employees and profits interests holders own approximately 24.14% of HSCP units. The remaining 74.54% interest in HSCP is held by USCo and represents the members’ equity attributable to shareholders of the parent.
During the three months ended March 31, 2019, the Company had several transactions with HSCP and USCo2 that changed its ownership interest in the subsidiaries but did not result in losses of control. These transactions included business acquisitions and intangible purchases where equity was issued as consideration (see Notes 4 and 5) and the redemption of HSCP and USCo2 convertible units for Pubco shares (as shown in the table below), and resulted in a $3,359 allocation from NCI to shareholders’ equity.

ACREAGE HOLDINGS, INC.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited, in thousands)

A reconciliation of the beginning and ending amounts of convertible units is as follows:

Convertible Units
December 31, 2018	27,340
Issuance of NCI units (Note 5)	198
LLC C-1s canceled	(123)
LLC C-1s vested	625
NCI units converted to SVS	(643)
March 31, 2019	27,397
12.    COMPENSATION EXPENSE

Compensation expense	Three Months Ended March 31,
	2019	2018
Cash compensation	$5,827	$2,279
Equity-based compensation	21,922	706
Total compensation expense	$27,749	$2,985
Acreage Holdings, Inc. Omnibus Incentive Plan
In connection with the RTO transaction, the Company’s Board of Directors adopted an Omnibus Incentive Plan (the “Plan”), which permits the issuance of stock options, stock appreciation rights, stock awards, share units, performance shares, performance units and other stock-based awards up to an amount equal to 10% of the issued and outstanding Subordinate Voting Shares of the Company. During the three months ended March 31, 2019, the Company issued restricted share units and stock options as follows. There was no comparable activity in the prior year period.
Restricted Share Units (“RSUs”)

Restricted Share Units (Fair value information expressed in whole dollars)	Three Months Ended March 31, 2019	Weighted Average Grant Date Fair Value
Unvested, beginning of period	2,032	$24.53
Granted	132	21.24
Vested	(333)	24.45
Unvested, end of period	1,831	$24.39
Restricted share units of the Company generally vest over a period of two years. The fair value for RSUs is based on the Company’s share price on the date of the grant. The Company recorded $10,054 as compensation expense during the three months ended March 31, 2019 in connection with these awards. As at March 31, 2019, unamortized expense related to RSUs totaled $20,559.
In connection with the vesting of RSUs during the three months ended March 31, 2019, the Company withheld 143 units and made payment in the amount of $2,779 to satisfy employer withholding tax requirements.
Stock options

Stock Options (Exercise price expressed in whole dollars)	Three Months Ended March 31, 2019	Weighted Average Exercise Price
Options Outstanding, beginning of period	4,605	$25
Granted	357	25
Forfeited	(60)	25
Options Outstanding, end of period	4,902	$25
Stock options of the Company generally vest over a period of three years and have an expiration period of 10 years. The weighted-average contractual life remaining as at March 31, 2019 was 9.7 years. The Company recorded $11,752 as compensation expense

ACREAGE HOLDINGS, INC.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited, in thousands)

during the three months ended March 31, 2019 in connection with these awards. As at March 31, 2019, unamortized expense related to stock options totaled $47,105. There were no options exercisable as at March 31, 2019.
The grant date fair values for the options issued during the three months ended March 31, 2019 were calculated using a Black-Scholes model with the following assumptions:

March 31, 2019
Risk-free rate	2.62%
Expected dividend yield	—%
Expected term (in years)	6.00
Volatility	85.00%
Fair market value per share	$23.38
Grant date fair value per option	$16.72
HSCP C-1 Profits Interests Units (“Profits Interests”)
The following table summarizes the status of unvested profits interests as at March 31, 2019 and 2018. These membership units qualify as profits interests for U.S federal income tax purposes and were accounted for in accordance with IFRS 2 - Share-based payment. HSCP amortizes awards over service period and until awards are fully vested.

	Three Months Ended March 31, 2019		Three Months Ended March 31, 2018
(Fair value information expressed in whole dollars)	Number of Units	Weighted Average Grant Date Fair Value	Number of Units	Weighted Average Grant Date Fair Value
Unvested, beginning of period	1,825	$0.43	—	$—
Class C-1 units granted	—	—	3,838	0.43
Class C-1 vested	(625)	0.43	(1,515)	0.43
Unvested, end of period	1,200	$0.43	2,323	$0.43
The Company recorded $116 and $706 as compensation expense in connection with these awards during the three months ended March 31, 2019 and 2018, respectively. As at March 31, 2019, unamortized expense related to unvested profits interests totaled $239.
13.    LOSS PER SHARE
Net loss per share represents the net loss attributable to shareholders divided by the weighted average number of shares outstanding during the period on an as converted basis.
Basic and diluted loss per share are the same for the three months ended March 31, 2019 and 2018, as the issuance of shares upon conversion, exercise or vesting of outstanding units would be anti-dilutive in each period. There were 37,589 anti-dilutive shares outstanding as at March 31, 2019 and 2,323 as at March 31, 2018.
14.    COMMITMENTS and CONTINGENCIES
Commitments
The Company entered into membership interest purchase agreements with Greenleaf, which are subject to closing conditions such as the approval of license transfers by state regulators. No contingent assets were recognized as part of this transaction.
On March 12, 2019, the Company entered into a definitive agreement to acquire Kanna, Inc., a dispensary license holder in Oakland, California, for consideration of approximately $11,500 in Subordinate Voting Shares. The transaction is expected to close in the second half of 2019.
During the year ended December 31, 2018, the Company entered into a definitive agreement to acquire all ownership interests in GCCC Management, LLC, a management company overseeing the operations of Greenleaf Compassionate Care Center, a non-profit cultivation and processing facility in Rhode Island, for cash consideration of $10,000. The transaction is expected to close in the first half of 2019.

ACREAGE HOLDINGS, INC.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited, in thousands)

The Company has indemnification obligations with respect to surety bonds primarily used as security against non-performance in the amount of $5,000 as at March 31, 2019 which are not recorded on the unaudited Condensed Interim Consolidated Statements of Financial Position.
The Company is subject to other capital commitments and similar obligations. As at March 31, 2019 and December 31, 2018 such amounts were not material.
Contingencies
The Company may be, from time to time, subject to various administrative, regulatory and other legal proceedings arising in the ordinary course of business. Contingent liabilities associated with legal proceedings are recorded when a liability is probable, and the contingent liability can be reasonably estimated.
The Company’s operations are subject to a variety of local and state regulations. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations. While management of the Company believes that the Company is in compliance with applicable local and state regulations as at March 31, 2019, medical cannabis regulations continue to evolve and are subject to differing interpretations. As a result, the Company may be subject to regulatory fines, penalties, or restrictions in the future.
The Company provides revolving lines of credit to several of its portfolio companies. Refer to Note 7 for further information.
New York outstanding litigation
On November 2, 2018, EPMMNY LLC (“EPMMNY”) filed a complaint in the Supreme Court of the State of New York, County of New York, asserting claims against 16 defendants, including NYCANNA, Impire, NYMRC (three wholly owned subsidiaries of the Company) and the Company. EPMMNY alleges that it was wrongfully deprived of a minority equity interest and management role in NYCANNA by its former partner, New Amsterdam Distributors, LLC, which attempted to directly or indirectly sell or transfer EPMMNY’s alleged interest in NYCANNA to other entities in 2016 and 2017, including Impire, NYMRC and HSCP. EPMMNY alleges that it is entitled to the value of its alleged minority interest in NYCANNA or minority ownership in NYCANNA. EPMMNY also alleges that certain defendants misused its alleged intellectual property and/or services, improperly solicited its employees, and aided and abetted or participated in the transfer of equity and/or business opportunities from EPMMNY. EPMMNY filed an amended complaint on January 31, 2019. On April 1, 2019, NYCANNA, HSCP, Impire, NYMRC and Acreage New York, LLC moved to dismiss the amended complaint. EPMMNY’s response is due in June 2019.
The Company intends to vigorously defend this action, which it firmly believes is without merit. EPMMNY alleges that it was improperly deprived of its equity stake in NYCANNA before NYCANNA was acquired by the Company in a transaction that was fully approved by New York regulators. HSCP is also entitled to full indemnity from the claims asserted against it by EPMMNY pursuant to the purchase agreement pertaining to its acquisition of NYCANNA and personal guarantee by the largest shareholders of the seller.
15.    RELATED PARTY TRANSACTIONS
Transactions with related parties are entered into in the normal course of business and are measured at the amount established and agreed to by the parties.
Related party promissory notes receivable
Acreage has certain outstanding notes receivable with related parties. Refer to Note 7 for further information.
Other current assets
In March 2017, HSCP issued 6,000 Class C units to certain employees of HSCP in exchange for $630 of notes receivable. These notes bear interest at 2.05% annually. $315 was outstanding as at December 31, 2017, as HSCP forgave 50% of the amount outstanding in recognition of services performed and classified the forgiven amount as compensation expense in the year ended December 31, 2017. The remaining $315 was forgiven and recognized as compensation expense during the three months ended March 31, 2018.
Key management personnel compensation
The Company’s compensation expense related to key management personnel during the three months ended March 31, 2019 and 2018 totaled $5,979 and $183, respectively, which includes cash and equity-based compensation.

ACREAGE HOLDINGS, INC.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited, in thousands)

16.    INCOME TAXES
The provision for income tax expense for the three months ended March 31, 2019 and 2018 was $3,421 and $236, respectively, representing an effective tax rate of (12.33)% and (5.97)%.
17.    FINANCIAL RISK MANAGEMENT
The Company has exposure to the following risks from its use of financial instruments and other risks to which it is exposed and assesses the impact and likelihood of those risks. These risks include market, credit, liquidity, asset forfeiture, banking and interest rate risk.
Market risk
Strategic and operational risks arise if the Company fails to carry out business operations and/or to raise sufficient equity and/or debt financing. These strategic opportunities or threats arise from a range of factors that might include changing economic and political circumstances and regulatory approvals and competitor actions. The risk is mitigated by consideration of other potential development opportunities and challenges which management may undertake.
Credit risk
The Company’s exposure to non-payment or non-performance by its counterparties is a credit risk. The maximum credit exposure as at March 31, 2019 is the carrying amount of cash and cash equivalents, restricted cash, short-term investments, accounts receivable and other receivables and promissory notes receivable. The Company does not have significant credit risk with respect to customers. The Company mitigates its credit risk on its other receivables and promissory notes receivable by securing collateral, such as capital assets, and by its review of the counterparties and business review. The Company considers a variety of factors when determining interest rates for notes receivable, including the creditworthiness of the counterparty, market interest rates prevailing at the note’s origination and duration and terms of the note. The Company calculates ECLs based on analysis of the creditworthiness of the counterparties, collateral held and future expected cash flows within the cannabis industry. The calculation considers the maximum amount allowable to be drawn in the future under line of credit agreements. Refer to Note 7 for further discussion.
Liquidity risk
Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company endeavors to ensure that there is sufficient liquidity in order to meet short-term business requirements, after taking into account the Company’s cash holdings. As at March 31, 2019, the Company’s financial liabilities consist of accounts payable and accrued liabilities which have contractual maturity dates within one year, seller’s notes which are payable within one year, long-term debt, which matures in 2021 and lease liabilities, which are summarized in Note 10. The Company manages its liquidity risk by reviewing its capital requirements on an ongoing basis. Based on the Company’s working capital position as at March 31, 2019, management regards liquidity risk to be low.
Asset forfeiture risk
Because the cannabis industry remains illegal under U.S. federal law, any property owned by participants in the cannabis industry which are either used in the course of conducting such business, or are the proceeds of such business, could be subject to seizure by law enforcement and subsequent civil asset forfeiture. Even if the owner of the property were never charged with a crime, the property in question could still be seized and subject to an administrative proceeding by which, with minimal due process, it could be subject to forfeiture.
Banking risk
Notwithstanding that a majority of states have legalized medical marijuana, there has been no change in U.S. federal banking laws related to the deposit and holding of funds derived from activities related to the marijuana industry. Given that U.S. federal law provides that the production and possession of cannabis is illegal, there is a strong argument that banks cannot accept for deposit funds from businesses involved with the marijuana industry. Consequently, businesses involved in the marijuana industry often have difficulty accessing the U.S. banking system and traditional financing sources. The inability to open bank accounts with certain institutions may make it difficult to operate the businesses of the Company, its subsidiaries and investee companies, and leaves their cash holdings vulnerable. The Company has banking relationships in all jurisdictions in which it operates.
In addition, the Company maintains cash with various U.S. banks and credit unions with balances in excess of the Federal Deposit Insurance Corporation and National Credit Union Share Insurance Fund limits, respectively. The failure of a bank or credit union where the Company has significant deposits could result in a loss of a portion of such cash balances in excess of

ACREAGE HOLDINGS, INC.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited, in thousands)

the insured limit, which could materially and adversely affect the Company’s business, financial condition, results of operations and the market price of the Company’s capital stock.
Interest rate risk
Interest rate risk is the risk that the fair value or the future cash flows of a financial instrument will fluctuate as a result of changes in market interest rates. The Company’s interest-bearing loans and borrowings are all at fixed interest rates. The Company considers cash flow interest rate risk to be immaterial.
Capital risk management
The Company considers its capital structure to include contributed capital, accumulated deficit, non-controlling interests and any other component of equity. The Company’s objectives when managing its capital are to safeguard its ability to continue as a going concern, to meet its capital expenditures for its continued operations and to maintain a flexible capital structure which optimizes the cost of capital within a framework of acceptable risk. The Company manages its capital structure and adjusts it as appropriate given changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust its capital structure, the Company may issue new shares, issue new debt, or acquire or dispose of assets. The Company is not subject to externally imposed capital requirements.
Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable. There have been no changes to the Company’s capital management approach during the three months ended March 31, 2019.
18.    REPORTABLE SEGMENTS
The Company’s operating segments are divided by the states in which the Company engages in business activities, as management regularly reviews financial information to evaluate performance and make decisions to allocate resources at this level. The Company aggregates these operating segments into five reportable segments grouped by region: New England, Mid-Atlantic, Midwest, West and South, as the states contained in these regions exhibit similar economic characteristics. The Company’s measure of segment performance is net income.

Segment information	New England	Mid-Atlantic	Midwest	West	South	Corporate/Eliminations	Total
Three months ended March 31, 2019
Revenue	$7,084	$3,092	$596	$2,125	$—	$—	$12,897
Net income	2,613	826	(663)	(511)	(169)	(33,270)	(31,174)

Three months ended March 31, 2018
Revenue	$—	$—	$—	$2,197	$—	$—	$2,197
Net income	23	123	1	(183)	21	(4,171)	(4,186)

March 31, 2019
Assets	$153,921	$103,137	$30,775	$17,274	$69,659	$198,139	$572,905
Liabilities	5,129	6,434	2,231	4,335	70	50,812	69,011

December 31, 2018
Assets	$126,014	$86,561	$19,677	$14,041	$4	$325,524	$571,821
Liabilities	606	1,452	565	1,502	—	59,973	64,098
19.    SUBSEQUENT EVENTS
Form Factory, Inc. (“Form Factory”)
On April 16, 2019, the Company’s acquisition of Form Factory, a multi-state manufacturer and distributor of cannabis-based edibles and beverages, closed upon state approval for consideration of approximately $160,000 in Subordinate Voting Shares (6,287 SVS).

ACREAGE HOLDINGS, INC.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited, in thousands)

Deep Roots Medical, LLC (“Deep Roots”)
On April 17, 2019, the Company entered into a definitive agreement to acquire Deep Roots, a vertically integrated license holder in Nevada, for consideration of approximately $100,000 in HSCP units (4,762 units) and $20,000 in cash.
In respect to the above acquisitions, the Company is in the process of identifying assets acquired and liabilities assumed, and as such, net assets are preliminarily recorded as intangible assets unless otherwise noted until all measurement period adjustments are considered.
Canopy Growth Corporation (“Canopy Growth”)
On April 18, 2019, the Company announced that it had entered into a definitive arrangement agreement with Canopy Growth, as amended on May 15, 2019 (the “Arrangement Agreement”), pursuant to which it is proposed that the Company will complete an arrangement under the Business Corporations Act (British Columbia) (the “Arrangement”). Pursuant to the Arrangement, among other things, the Articles of the Company will be amended to provide Canopy Growth with the option (the “Canopy Growth Call Option”) to acquire all of the issued and outstanding shares in the capital of the Company (each, an “Acreage Share”), with a requirement to do so upon a change in federal laws in the United States to permit the general cultivation, distribution and possession of marijuana (as defined in the relevant legislation) or to remove the regulation of such activities from the federal laws of the United States (the “Triggering Event”), subject to the satisfaction of the conditions set out in the Arrangement Agreement.
Under the terms of the Arrangement Agreement, the Articles of the Company will be amended to provide Canopy Growth with the Canopy Growth Call Option in exchange for an aggregate payment of US$300 million to shareholders and certain holders of securities exchangeable for Acreage Shares (as described in the Arrangement Agreement). This payment will be made to the eligible securityholders as soon as practicable following the implementation of the Arrangement (the “Initial Effective Time”).
Upon the occurrence of the Triggering Event, Canopy Growth is required to exercise the Canopy Growth Call Option and, subject to the satisfaction or waiver of the conditions to closing set out in the Arrangement Agreement, acquire (the “Acquisition”) each of the Class A subordinate voting shares (the “Subordinate Voting Shares”) of Acreage (following the automatic conversion of the Class B proportionate voting shares and Class C multiple voting shares of Acreage into Subordinate Voting Shares) for the payment of 0.5818 of a common share of Canopy Growth (each whole common share, a “Canopy Growth Share”) per Subordinate Voting Share (subject to adjustment in accordance with the terms of the Arrangement Agreement) (the “Exchange Ratio”). At the Initial Effective Time, the Company and Canopy Growth will enter into a licensing agreement granting the Company access to certain of Canopy Growth’s intellectual property, in the form appended to the Arrangement Agreement. The Arrangement Agreement includes a termination fee of $150 million payable by the Company to Canopy Growth in the event that the Arrangement Agreement is terminated under certain circumstances and the Arrangement Agreement provides for the parties to reimburse one another through certain expense reimbursement payments should the Arrangement Agreement be terminated in certain circumstances.
HSCP unit holders will be required to convert their units within three years following the closing of the Arrangement as will holders of non-voting shares of USCo2.
The Company will be permitted to issue up to an additional 58 million Subordinate Voting Shares, together with an additional 5.2 million Subordinate Voting Shares in respect of potential and pending acquisitions without any adjustment being required to the Exchange Ratio. The Exchange Ratio is subject to adjustment in the circumstances set out in the Arrangement Agreement.